Mogu Inc.

October 7, 2022

VIA EDGAR

Mr. Scott Stringer

Mr. Adam Phippen

Ms. Alyssa Wall

Ms. Lilyanna Peyser

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

MOGU Inc.

Re:	Form 20-F for Fiscal Year Ended March 31, 2022

Filed July 15, 2022

File No. 001-38748

Dear Mr. Stringer, Mr. Phippen, Ms. Wall and Ms. Peyser:

Mogu Inc. (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated September 13, 2022 regarding its annual report on Form F-20 (the “Form 20-F”) filed on July 15, 2022. For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. Disclosure changes made in response to the Staff’s comments will be incorporated in the Form 20-F to be filed for the year ended March 31, 2023.

Annual Report on Form 20-F Filed on July 15, 2022

Item 3. Key Information, page 3

1.

Please explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating companies. We note your disclosure that this structure could be unenforceable, but please also state that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.

Response: The Company will revise the referenced disclosure in response to the Staff’s comment as follows:

(i) add the definition of “primary beneficiary” to Introduction on page 1 –

“[‘primary beneficiary’ are to an entity that has (i) the power to direct the activities of a VIE that have the most significant impact on the VIE’s economic performance and (ii) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE, resulting in the consolidation of the operative VIE under generally accepted accounting principles;]”

(ii) revise the second and the fifth paragraph of Item 3. Key Information—Our Holding Company Structure and Contractual Arrangements with the VIEs on page 4 and 5 by adding the underlined –

(a) second paragraph: “…To comply with PRC laws and regulations, we conduct certain business in China through Hangzhou Juangua and Beijing Meilishikong, the VIEs in the PRC which we collectively refer to as the VIEs in this annual report, based on a series of contractual arrangements by and among Hangzhou Shiqu and the VIEs. The contractual arrangements including shareholder voting proxy agreements, equity interest pledge agreements and loan agreements that have been entered into by and among our subsidiaries and the VIEs. ~~We control the financial interests and receive the economic benefits of the business operations of the VIEs through such contractual arrangements.~~ [We are considered to be the primary beneficiary of the VIEs through the contractual arrangements as we have the power to direct the activities of the VIEs that have the most significant impact on the VIEs’ economic performance and substantially generate economic risks and benefits from these entities, and accordingly we consolidate the financial results of the VIEs under U.S. GAAP for accounting purposes. The VIE is used to provide investors with exposure to foreign investments in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. Investors may never hold equity interests in the Chinese operating companies.]”

(b) fifth paragraph: “There are also uncertainties under PRC laws and regulations regarding the enforceability of the whole or any part of our contractual arrangements with the VIEs. If the whole or any part of our contractual arrangements with the VIEs is found to be unenforceable, we may not be able to consolidate or derive economic ~~Interests~~ [benefits] from the VIEs, which could result in a material adverse change in the financial performance of our company and the value of our ADSs. Also, [the Chinese regulatory authorities could disallow this structure, which would likely result in a material change in our operations and materially adversely affect the value of the securities we registered for sale, including that it could cause the value of such securities to significantly decline or become worthless. I]~~i~~f the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if the existing regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our ~~Interests~~ [rights under the contractual agreements] in those operations. MOGU, its PRC subsidiaries, the VIEs and the investors of MOGU face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of our company and the VIEs as a whole[, and could cause the value of such securities to significantly decline or become worthless]. See ‘Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure— ~~If the PRC government finds the agreements that established the structure for our operations in China do not comply with PRC regulations, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations~~[If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our rights under the contractual agreements, which may cause the value of our securities to significantly decline or become worthless1.’]”; and

(iii) revise the third paragraph of the risk factor “If the PRC government finds the agreements that established the structure for our operations in China do not comply with PRC regulations, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations2” of Item 3. Key Information – D. Risk Factors – Risks Related to Our Corporate Structure on page 35 by adding the underlined –

“… If occurrences of any of these events results in our inability to direct the activities of our ~~consolidated affiliated entities~~ [VIEs] in China that most significantly impact their economic performance, and/or our failure to receive the economic benefits from the VIEs, we ~~may~~ [would] not be able to consolidate the entities in our consolidated financial statements in accordance with U.S. GAAP. [In addition, our results of operations may be materially and adversely affected, and the value of our securities might significantly decline or become worthless.]”

[1]and 2	The risk factor title is updated as illustrated in Q.13.

(iv) change “consolidated affiliated entities” and “PRC consolidated affiliated entity” to “VIEs” on page 13, 35, 36, 37 and 67.

2.

Please expand your discussion regarding the legal and operational risks associated with being based in or having the majority of the company’s operations in China to make clear that these risks also could cause your securities to be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose that your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and how the Holding Foreign Companies Accountable Act and related regulations will affect your company (for example, by discussing the consequences to the company and its operations, stock, potential offerings and investors if you are unable “to remain listed on a United States or other foreign stock exchange”). Please also discuss the Accelerating HFCAA wherever you discuss the HFCAA.

Response: The Company will revise the referenced disclosure in response to the Staff’s comment as follows:

(i) further revise in addition to the revisions illustrated in Q.1 (ii)(b) the fifth paragraph of Item 3. Key Information – Our Holding Company Structure and Contractual Arrangements with the VIEs on page 5 by adding the underlined –

“…[I]~~i~~f the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if the existing regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our ~~Interests~~ [rights under the contractual agreements] in those operations [, and the value of our securities might significantly decline or become worthless]. MOGU, its PRC subsidiaries, the VIEs and the investors of MOGU face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of our company and the VIEs as a whole [and the value of our securities might significantly decline or become worthless] … See ‘Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—…’ [and ‘— Risks Related to Doing Business in China — If the PRC government finds the agreements that established the structure for our operations in China do not comply with PRC regulations, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our rights under the contractual agreements in those operations.]”

(ii) revise Item 3. Key Information – Increases in labor costs and restrictions in the supply of labor in China and our inability to retain or attract talents may materially and adversely affect our business, financial condition and results of operations on page 22 –

“Increases in labor costs and restrictions in the supply of labor in China and our inability to retain or attract talents may materially and adversely affect our business, financial condition and results of operations [and cause our securities to be worthless].”

(iii) add a fourth paragraph to Item 3. Key Information—Our Operations are subject to PRC Laws and Regulations on page 6 –

“[In addition, other recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, may affect our ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

In terms of laws and regulations of anti-monopoly, on February 7, 2021, the Anti-Monopoly Committee of the State Council promulgated the Anti-Monopoly Guidelines for the Internet Platform Economy Sector which stipulates that any concentration of undertakings involving VIEs shall fall within the scope of anti-monopoly review. According to the afore guidelines, business practices such as deploying big data analytics to discriminate customers in terms of pricing and other transactional conditions, coercive exclusivity arrangements with transaction counterparties, blocking of competitor interface through technological means and unlawful collection of user data without consent, are prohibited. The heightened regulatory scrutiny of business operators under the laws and regulations of anti-monopoly may increase our compliance costs and subject us to heightened risks and challenges.

In terms of data security regulation, a series of laws and regulations have been published by China’s government in the past year. In June 2021, the Standing Committee of the NPC promulgated the Data Security Law, which took effect on September 1, 2021. In December 2021, the CAC, together with other authorities, jointly promulgated the Measures of Cybersecurity Review, which became effective on February 15, 2022. These laws and regulations impose cybersecurity review obligations on critical information infrastructure operators and network platform operators. According to the Measures of Cybersecurity Review, any network platform operator that holds personal data of more than one million users must apply for a cybersecurity review before it makes any public offering on a foreign stock exchange. As these laws and regulations are relatively new, certain concepts thereunder, including the exact scope of the term such as “network platform operators,” remain subject to further clarification. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator or a network platform operator under PRC law and become subject to the relevant PRC cybersecurity laws and regulations.]”

(iv) adding the underlined sentences and paragraphs to Item 3. Key Information—The Holding Foreign Companies Accountable Act on page 6 –

“…Furthermore, on December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements under the HFCAA, pursuant to which the SEC will identify a “Commission-Identified Issuer” if an issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. [On December 16, 2021, the PCAOB announced the PCAOB HFCA Act determinations (the ‘PCAOB determinations’) relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China of the PRC or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms headquartered in mainland China of the PRC that the PCAOB is unable to inspect and investigate completely. On August 22, 2022, in connection with its implementation of the HFCAA, the SEC conclusively named the company as a ‘Commission-Identified Issuer’ following the filing of the company’s 2022 Form 20-F with the SEC on July 15, 2022.

In addition, on August 26, 2022, the PCAOB signed a Statement of Protocol with the Chinese authorities governing inspections and investigations of audit firms based in China, which represents the first step toward providing access for the PCAOB to inspect and investigate registered public accounting firms in China without any limitations on scope. However, there remain uncertainties in the enforcement of the Statement of Protocol. By December 31, 2022, the PCAOB is required to assess whether China remains a jurisdiction where the PCAOB is not able to inspect and investigate completely auditors registered with the PCAOB. If the PCAOB again concludes that it is not able to inspect and investigate completely such auditors in China, we will be identified as a “Commission-Identified Issuer” for a second consecutive year after we file our Form 20-F for the year ending March 31, 2023.

Whether the PCAOB will be able to satisfactorily conduct inspections and investigations of registered public accounting firms headquartered in mainland China before the issuance of our financial statements on Form 20-F for the fiscal year ending March 31, 2024, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control, including the implementation of the Statement of Protocol signed by the PCAOB and the Chinese authorities. If the PCAOB is unable to inspect and investigate completely registered public accounting firms by the end of 2023, we will be identified as a “Commission-Identified Issuer” for a third consecutive year after we file our Form 20-F for the fiscal year ending March 31, 2024. In such case, we will be delisted from the New York Stock Exchange and our ADSs will not be permitted for trading “over-the-counter” either. If this happens, there is no certainty that we will be able to list our ADSs or ordinary shares on a non-U.S. exchange or that a market for our ADSs or ordinary shares will develop outside of the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

There have been various initiatives to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two, including S.2184, a bill the U.S. Senate passed on June 22, 2021. If this bill or any similar provisions in any other proposed or to be proposed bills are signed into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two and the PCAOB still finds it unable to inspect and investigate completely auditors located in China, our shares and ADSs will be prohibited from trading in the United States after the company files its annual report on Form 20-F for the fiscal year ending March 31, 2023.]…”

3.

Please disclose whether your Hong Kong subsidiary has any operations. If so, please clarify that the legal and operational risks associated with operating in China also apply to operations in Hong Kong, and discuss the applicable laws and regulations in Hong Kong, as well as the related risks and consequences.

Response: The Company noted the Staff’s comment. The Company respectfully submits to the Staff that as of the date of this submission, the Company’s Hong Kong subsidiary is an investment holding entity and does not have any operations.

Our Holding Company Structure and Contractual Arrangements with the VIEs, page 4

4.

Please revise your diagram of the company’s corporate structure to identify the persons or entities that own the equity in MOGU Inc. Please also remove the arrows on the dashed lines representing relationships with the VIEs. Please include in this section the disclosure that appears in “Contractual Arrangements with the VIEs and Their Respective Shareholders” on pages 78-80. Additionally, please expand your discussion to include why the contractual arrangements may be less effective than direct ownership and disclose the challenges the company may face enforcing the contractual agreements with the VIEs due to jurisdictional limits.

Response: The Company will revise the referenced disclosure in response to the Staff’s comment as follows:

(i) revise the diagram on page 3 and 78 by identifying the persons or entities that own the equity in MOGU Inc. and removing the arrows on the dashed lines representing relationships with the VIEs. See Appendix – VIE Structure.

(ii) add the disclosure titled Contractual Arrangements with the VIEs and Their Respective Shareholders on page 78-80 as the first subsection of Item 3. Key Information – Our Holding Company Structure and Contractual Arrangements with the VIEs.

(iii) revise the fourth paragraph of Item 3. Key Information – Our Holding Company Structure and Contractual Arrangements with the VIEs on page 4 –

“However, such contractual arrangements are subject to significant risks. See ‘Item 4.C. Information on the Company – Organizational Structure – Contractual Arrangements with the VIEs and Their Respective Shareholders.’ and ‘Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.’ The contractual arrangements may not be as effective as direct ownership ~~in exercising our operational control over entities~~ [of the operation of business] in China, and we may incur substantial costs to enforce the terms of the arrangements. [If we had direct ownership of our VIEs in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIEs and their respective shareholders of their obligations under the contracts. ~~See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure— We rely on contractual arrangements with the VIEs and their respective shareholders for our business operations, which may not be as effective as direct ownership in providing operational control.”~~ In addition, the [shareholders of the VIEs may have potential conflicts of interest with us. Our] shareholders of VIEs include Messrs. Qi Chen, Yibo Wei and Xuqiang Yue, who are also our shareholders and our directors or officers. ~~The shareholders of the VIEs may have potential conflicts of interest with us.~~ We cannot assure you that when conflicts arise, these shareholders will act in the best interest of our company. We also cannot assure you that these conflicts will be resolved in our favor and we may need to rely on expensive and time-consuming legal proceedings to resolve the conflicts, which may materially and adversely affect our business and financial performance. See ‘Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure [— We rely on contractual arrangements with the VIEs and their respective shareholders for our business operations, which may not be as effective as direct ownership in providing operational control.’ and ‘—] The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.’”

5.

Please revise any references to control or benefits that accrue to you because of the VIEs to limit them to a clear description of the conditions you have satisfied for consolidation of the VIEs under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIEs for accounting purposes. Please also disclose, if true, that the VIEs agreements have not been tested in a court of law. Please revise the disclosure throughout the filing to comply with this comment.

Response: The Company will revise the referenced disclosure in response to the Staff’s comment as follows:

(i) further revise the second in addition to the revisions illustrated in Q.1(ii)(a) and the third paragraph of Item 3. Key Information – Our Holding Company Structure and Contractual Arrangements with the VIEs on page 4 by adding the underlined –

“… The contractual arrangements including shareholder voting proxy agreements, equity interest pledge agreements and loan agreements that have been entered into by and among our subsidiaries and the VIEs [,which enable us to have the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance and realize substantially all of the economic risks and the economic benefits of the business operations of the VIEs and therefore enable us to consolidate the VIEs under US GAAP as the primary beneficiary for accounting purpose.]

As a result of the direct ownership in Hangzhou Shiqu and the contractual arrangements with the VIEs, we are regarded as the primary beneficiary of the VIEs [for accounting purpose], and we have consolidated the financial results of the VIEs in our consolidated financial statements in accordance with U.S. GAAP. Revenue contributed by the VIEs accounted for 16.5%, 22.9% and 30.1% of our total revenues for 2020, 2021 and 2022, respectively. [However, neither MOGU Inc. nor its investors have an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the VIEs, and the VIE contractual arrangements are not equivalent to an equity ownership in the business of the VIEs. As of the date of this annual report, the contracts with the VIEs have not been tested in a court of law.]”

(ii) replace the first paragraph of Item 3 Key Information – Summary of Factors – Risks Related to Our Corporate Structure on page 13 with the underlined –

“~~We control and receive the economic benefits of the business operations of the VIEs through the contractual arrangements and we consolidate the financial results of the VIEs under U.S. GAAP for accounting purposes; however, the contractual arrangements have not been tested in a court of law and are subject to significant risks, including~~ [We are considered to be the primary beneficiary of the VIEs (have the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance and substantially deriving the related economic risks and benefits of these entities) through the contractual arrangements and, accordingly, we consolidate the financial results of the VIEs under U.S. GAAP for accounting purposes; however, the contractual arrangements have not been tested in a court of law and are subject to significant risks, including]…”

Permissions Required from the PRC Authorities for Our Operations, page 6

6.

Please expand your discussion of the permissions or approvals that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to include permissions or approvals needed to offer your securities to foreign investors. Please state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. In addition, your disclosure suggests that you, your subsidiaries and the VIEs are not covered by permissions requirements from the China Securities Regulatory Commission or Cyberspace Administration of China; if true, please affirmatively make this statement.

Response: The Company will revise the referenced disclosure in response to the Staff’s comment by adding the following underlined paragraphs after the second paragraph of Item 3 Key Information – Permissions Required from the PRC Authorities for Our Operations on page 6 –

“[In addition, on December 24, 2021, the CSRC published the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (“Draft for Comments”), and Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (“Draft for Comments” or collectively with Draft for Comments, the “Draft Overseas Listing Regulations”), which set out the new regulatory requirements and filing procedures for Chinese companies seeking direct or indirect listing in overseas markets. The Draft Overseas Listing Regulations, among others, stipulate that (i) Chinese companies that seek to offer and list securities in overseas markets shall fulfil the filing procedures with and report relevant information to the CSRC, and (ii) in the event that Chinese companies that have directly or indirectly listed securities in overseas markets intend to conduct follow-on offerings in overseas markets, such companies shall fulfil the filing procedures with and report relevant information to the CSRC. Moreover, the aforementioned regulations also stipulate that an overseas offering and listing is prohibited under circumstances if (i) it is prohibited by PRC laws, (ii) it may constitute a threat to or endanger national security as reviewed and determined by competent PRC authorities, (iii) it has material ownership disputes over equity, major assets, and core technology, (iv) in recent three years, the Chinese operating entities and their controlling shareholders and actual controllers have committed relevant prescribed criminal offences or are currently under investigations for suspicion of criminal offences or major violations, (v) the directors, supervisors, or senior executives have been subject to administrative punishment for severe violations, or are currently under investigations for suspicion of criminal offences or major violations, or (vi) it has other circumstances as prescribed by the State Council.

However, as at the date of the annual report, the Draft Overseas Listing Regulations were released for public comments only and the final version and effective date of such regulations are subject to change with substantial uncertainty. Therefore, under PRC laws and regulations effective as of the date of this annual report, none of us, our PRC subsidiaries, the VIEs or its subsidiaries (i) is required to obtain any permission from the China Securities Regulatory Commission, or the CSRC, or (ii) has received any notice from any PRC authority requiring us to obtain any permissions, in each case in connection with our previous issuance of securities to foreign investors. However, in connection with any future overseas capital markets activities, we may need to obtain permission from the CSRC, or meet other regulatory requirements that may be adopted in the future by PRC authorities. To the extent such requirements are or become applicable, we cannot assure you that we would be able to comply with them. Any failure to obtain or delay in obtaining such permission, clearing such review process or meeting such requirements would subject us to restrictions and penalties imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, delays of or restrictions on the repatriation of the proceeds from our offshore offerings into China, or other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs.

Based on the above-mentioned and other effective PRC laws and regulations, as the company’s business does not involve national security or data security issues, none of us, our PRC subsidiaries, the VIEs or its subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission or Cyberspace Administration of China.]”

7.

We note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need any permissions and approvals to operate your business and to offer securities to investors, other than as specified. If true, state as much, explain why such an opinion was not obtained, and explain the basis for your conclusions. If you relied on an opinion of counsel, then counsel should be named.

Response: The Company noted the Staff’s comment. The Company respectfully submits to the Staff that it relied on an opinion of counsel and in response to the Staff’s comment it will revise the referenced disclosure under “Item 3. Key Information – Permissions Required from the PRC Authorities for Our Operations” on page 6 as illustrated below in underline –

“In addition, [as advised by King & Wood Mallesons, our PRC legal counsel,] as of the date of this Annual Report, except for business license, foreign investment information report to the commerce administrative authority and foreign exchange registration or filing, our consolidated [~~affiliated~~] Chinese entities do not have to obtain any requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, our subsidiaries and the VIEs in China. However, given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by government authorities, in the future we may be required to obtain certain licenses, permits, filings or approvals for the functions and services that we provide.”

Transfers of Cash within the Group, page 11

8.

Please disclose your intentions to settle amounts owed under the VIE agreements. Please also quantify the amounts of transfers, dividends and distributions between the holding company, its subsidiaries, and consolidated VIEs, or to investors. Please also provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

Response: The Company will revise the referenced disclosure in response to the Staff’s comment as follows:

(i) revise the first paragraph of Item 3 Key Information – Transfers of Cash within the Group on page 11 –

“[Because Mogu and its subsidiaries operate its business in the PRC and receive economic benefits through the VIEs and the contractual arrangements, Mogu and its subsidiaries are not able to make direct capital contribution to the VIEs and their subsidiaries. Instead, Mogu and its subsidiaries may transfer cash to the VIEs by loans or by making payments to the VIEs as inter-group transactions.] We have established stringent controls and procedures for cash flows within our organization. Each transfer of cash between our company and a subsidiary or a VIE is subject to internal approval...”

(ii) add the following underlined paragraphs after the first paragraph of Item 3. Key Information – Transfers of Cash within the Group on page 11 –

“[The following table presents the amounts of cash transfers, dividends and distributions between MOGU Inc. (parent company), the VIEs, and other subsidiaries for the years ended March 31, 2020, 2021 and 2022, respectively. and see Item 3. Key Information – Supplemental Financial Information Related to the VIEs and Item 18. Financial Statements.

	Years ended March 31,
	2020	2021	2022
	(RMB, in thousands)
Cash paid by VIEs to PRC subsidiaries under service agreements(1)	—	(39,859)	(40,409)
Cash received by VIEs from Hong Kong and PRC subsidiaries for other operating activities(2)	196,796	68,317	131,050
Loans from /(paid to) MOGU Inc. to /(from) Hong Kong subsidiaries(3)	439,677	61,651	(24,543)
Capital contribution from Hong Kong subsidiaries to PRC subsidiaries(4)	524,183	32,549	84,194
Capital contribution from PRC subsidiaries to VIEs	960	—	—

Notes:

(1)	It represents the cash flows from VIEs to the relevant WFOE (included in the ‘Primary Beneficiary of VIEs’ column) by paying service fees according to the exclusive business cooperation agreements.
(2)

It represents the cash flows received by VIEs from other subsidiaries for other intercompany service charges and treasury cash management purposes. The other intercompany service charges mainly represent the cash payment for services provided by the VIEs to other intercompany entities.

(3)	It represents the ‘Loans to subsidiaries’ or ‘Receipt of loans repayment from subsidiaries’ of the MOGU Inc. as in the condensed consolidating schedule of cash flow data.
(4)

It represents cash flows from Hong Kong subsidiaries (included in the ‘Other subsidiaries’ column) to PRC subsidiaries which are included in ‘Capital contribution from Group companies’ of Primary Beneficiary of VIEs in the condensed consolidating schedules.

The VIEs historically transferred and may continue to transfer cash to the relevant WFOEs by paying service fees according to the exclusive consultation and service agreements. Pursuant to these agreements between each of the VIEs and its corresponding WFOEs, each of the VIEs agrees to pay the relevant WFOE a quarterly service fee for the technical and consulting services at an amount that is equal to the VIEs’ revenue for the relevant quarter after deducting any applicable taxes, cost of revenues and retained earnings (which should be zero unless the relevant WFOEs otherwise agree in writing) or an amount adjusted at the relevant WFOEs’ sole discretion for the relevant quarter, which should be paid within 10 business days after the VIEs confirm in writing the amount and breakdown of the service fee for the relevant quarter in accordance with the terms of the agreements.

For the years ended March 31, 2020, 2021 and 2022, no dividends or distributions were made to MOGU Inc. by our subsidiaries.]”

9.

Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash. Please provide cross-references to these other discussions.

Response: The Company will revise the referenced disclosure in response to the Staff’s comment as follows:

(i) revise the fifth paragraph of Item 3 Key Information – Transfers of Cash within the Group on page 11 –

“For the years ended March 31, 2020, 2021 and 2022, no assets other than cash were transferred within our organization. [In addition, we have no operations outside PRC, and cash generated from operations in the PRC may not be available for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of us, our subsidiaries, or the consolidated VIEs by the PRC government to transfer cash. See ‘Item 3. Key Information — D. Risk Factors — Risks Relating to Our Corporate Structure.’]”

(ii) add a seventh bullet point of Item 3 Key information D. Risk Factors – Summary of Risk Factors – Risks Relating to Our Corporate Structure on page 13 –

“We may rely on dividends paid by our PRC subsidiaries to fund cash and financing requirements. [To the extent cash is located in the PRC or within a PRC domiciled entity and may need to be used outside of the PRC, the funds may not be available due to limitations placed on us by the PRC government.] Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.”

(iii) revise the risk factor “We may rely on dividends paid by our PRC subsidiaries to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares” of Item 3 Key information D. Risk Factors – Risks Relating to Our Corporate Structure on page 37 and the cross reference on page 85 –

“We may rely on dividends paid by our PRC subsidiaries to fund cash and financing requirements. [To the extent cash is located in the PRC or within a PRC domiciled entity and may need to be used outside of the PRC, the funds may not be available due to limitations placed on us by the PRC government.] Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.”

“We are a holding company, and we may rely on dividends to be paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to the holders of the ADSs and our ordinary shares and service any debt we may incur. [Within our direct holding structure, the cross-border transfer of funds within our corporate group is legal and compliant with the laws and regulations of the PRC, Hong Kong and the Cayman Islands.] If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

[Our PRC and Hong Kong subsidiaries are permitted under the respective laws of the PRC and Hong Kong to provide funding to us through dividends without restriction on the amount of the funds, other than as limited by the amount of their distributable earnings. However, to the extent cash is in our PRC or Hong Kong subsidiaries, there is a possibility that the funds may not be available to fund our operations or for other uses outside of the PRC or Hong Kong due to interventions or the imposition of restrictions and limitations by the PRC or the Hong Kong government on the ability to transfer cash. In addition, if any of our subsidiaries incur debt on their own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. See ‘Item 3. Key Information — D. Risk Factors — Risks Relating to Our Corporate Structure.’

In particular, u]~~U~~nder PRC laws and regulations, wholly foreign-owned enterprises in the PRC, such as Hangzhou Shiqu and Meilishuo Beijing, may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. At the discretion of the board of directors of the wholly foreign-owned enterprise, it may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. Any limitation on the ability of our wholly-owned PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

[During the fiscal years ended March 31, 2022 and 2021 and through the date of this Annual Report, neither the Company nor any of its subsidiaries has paid dividends or made distributions to U.S. investors. In the future, any cash proceeds raised from overseas financing activities may be transferred by us to our subsidiaries via capital contribution or shareholder loans, as the case may be.]”

10.

Please expand your disclosure regarding the inability of MOGU and its subsidiaries to make direct capital contributions to the VIEs. Provide a cross-reference of your discussion of limitations on your ability to transfer cash between you, your subsidiaries, the consolidated VIEs or investors to your discussion of this issue in your summary risk factors and risk factors sections, as well.

Response: The Company will revise the referenced disclosure in response to the Staff’s comment as follows:

(i) revise the first and second paragraph of Item 3 Key Information – Transfers of Cash within the Group on page 11 –

“We have established stringent controls and procedures for cash flows within our organization. Each transfer of cash between our company and a subsidiary or a VIE is subject to internal approval. The cash inflows from investment activities of our company were primarily generated from the proceeds we received from our public offerings of ordinary shares and other financing activities. MOGU Inc. transfers cash to its wholly-owned Hong Kong subsidiaries by making capital contributions or providing operating cash, and the Hong Kong subsidiaries transfer cash to the subsidiaries in China by making capital contributions or providing operating cash to them. [Under PRC law, Mogu Inc. may provide funding to our PRC subsidiaries only by loans or payments to the VIEs as inter-group transactions, subject to satisfaction of applicable government registration and approval requirements, due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in internet information services, online games, online audio-visual program services and related businesses.] ~~Because~~ MOGU Inc. and its subsidiaries ~~control~~[receive economic benefits from] the VIEs through contractual arrangements~~, MOGU Inc~~. ~~and its subsidiaries are not able to make direct capital contribution to the VIEs. However, MOGU Inc. and its subsidiaries may transfer cash to the VIEs by loans or by making payment to the VIEs for inter-group transactions.~~[See Item 3 Key Information – Risk Factors – Risks Related to Doing Business in China – PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans to or make additional capital contributions to our PRC subsidiaries and VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.]

Under PRC laws and regulations, our PRC subsidiaries and the VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by State Administration of Foreign Exchange, or the SAFE. [For example, loans by us to our wholly owned PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. If we decide to finance our wholly owned PRC subsidiaries by means of capital contributions, these capital contributions are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System and registration with other governmental authorities in China. Any foreign loan procured by our PRC subsidiaries is required to be registered or filed with SAFE or its local branches or satisfy relevant requirements as provided in SAFE Circular 28. Any medium or long-term loan to be provided by us to the VIEs must be registered with the National Development and Reform Commission and SAFE or its local branches. See ‘Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China – PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans to or make additional capital contributions to our PRC subsidiaries and VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.’]

Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meets the requirements for statutory reserve funds…”

(ii) revise the third paragraph of the risk factor “PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans to or make additional capital contributions to our PRC subsidiaries and VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business” of Item 3 Key information D. Risk Factors – Risks Relating to Doing Business in China on page 43 –

“Further, we are ~~not likely to finance~~ [prohibited from financing] the activities of the VIEs by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in internet information services, online games, online audio-visual program services and related businesses. [See ‘“Item 3 Key Information – Transfers of Cash within the Group.’]”

11.

To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, summarize the policies and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state that you have no such cash management policies that dictate how funds are transferred.

Response: The Company will revise the referenced disclosure in response to the Staff’s comment by revise the first paragraph of Item 3 Key Information – Transfers of Cash within the Group on page 11 –

“We have established stringent controls and procedures for cash flows within our organization. Each transfer of cash between our company and a subsidiary or a VIE is subject to internal approval. [To regulate our cash payments in daily operations, ensure safe use of capital and manage cash related risks and improve the efficiency of use of cash, we implement cash management policies, which are in compliance with PRC law. Transfers of cash between the Company, our subsidiaries, and the consolidated VIEs are considered as nonoperational payments and require application for internal approvals from our accountants and supervising management of the finance department. If a payment amount is larger than RMB3.0 million or over the annual expenditure budget, the application requires approval from our Chief Executive Officer. As part of the internal cash transfer procedure, our cashier and the management of the finance department will also review the approved application again before making the payment.]

The cash inflows from investment activities of our company were primarily generated from the proceeds we received from our public offerings of ordinary shares and other financing activities…”

Summary of Risk Factors, page 13

12.

In your summary of risk factors, discuss the risks regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Please revise the first summary risk factor on page 14 to state that the risks could cause the value of your securities to significantly decline or be worthless. Please note that each summary risk factor should have a cross-reference to the relevant risk factor that includes the title of the relevant risk factor.

Response: The Company will revise the referenced disclosure in response to the Staff’s comment as follows:

(i) revise the fifth bullet point of Item 3 Key information D. Risk Factors – Summary of Risk Factors – Risks Relating to Doing Business in China on page 14 and the cross reference on page 5, 36 and 80 –

“[Rules and regulations governing the internet industry in China are relatively new and quickly evolving. The u]~~U~~ncertainties with respect to the PRC legal system [and the enforcement of rules and regulations governing the internet industry] could adversely affect ~~us~~[our result of business and financial operations and the value of our securities.]”

(ii) revise the first bullet point of Item 3 Key information D. Risk Factors – Summary of Risk Factors – Risks Relating to Doing Business in China on page 14 and the cross reference on page 5 –

“~~The PRC government’s significant oversight and discretion over our business operations could result in a material change in our operations and the value of our ADSs.~~ [The Chinese government has jurisdiction to oversee and may have significant influence on our operations, and provide more stringent regulatory oversight over offerings conducted overseas and foreign investment in China-based issuers, and t]~~T~~he PRC government’s authority in regulating our operations, our overseas offerings of securities and foreign investment in us could limit our ability or prevent us from conducting future offerings of securities to investors, which may cause the value of our ~~ADSs to significantly decline~~ [securities to significantly decline or become worthless.]”

(iii) revise the risk factor of Item 3 Key information D. Risk Factors – Risks Related to Doing Business in China on page 38 –

“~~The PRC government’s significant oversight and discretion over our business operations could result in a material change in our operations and the value of our ADSs.~~ [The Chinese government has the jurisdiction to oversee and may have significant influence on our operations, and provide more stringent regulatory oversight over offerings conducted overseas and foreign investment in China-based issuers, and t]~~T~~he PRC government’s authority in regulating our operations, our overseas offerings of securities and foreign investment in us could limit our ability or prevent us from conducting future offerings of securities to investors, which may cause the value of our ~~ADSs to significantly decline~~ [securities to significantly decline or become worthless.]”

(iv) revise the risk factor of Item 3 Key information D. Risk Factors – Risks Related to Doing Business in China on page 41 –

“[Rules and regulations governing the internet industry in China are relatively new and quickly evolving. The u]~~U~~ncertainties with respect to the PRC legal system [and the enforcement of rules and regulations governing the internet industry] could adversely affect ~~us[~~our result of business and financial operations and the value of our securities.]”

(v) revise the fourth and the fifth bullet points of Item 3 Key information D. Risk Factors – Summary of Risk Factors – Risks Relating to Our corporate Structure on page 13 –

“The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect ~~the~~[our] business and financial condition.”

“We may lose the ability to use and enjoy assets held by the VIEs that are material to the operation of certain portion of ~~the~~[our] business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.”

Risk Factors

Risks Related to Our Corporate Structure

If the PRC government finds the agreements that established the structure for our operations in

China do not comply…, page 34

13.

Please revise your risk factor to describe the impact on your securities if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, specifically that they may decline in value or become worthless.

Response: The Company will revise the referenced disclosure in response to the Staff’s comment as follows:

(i) revise the first bullet point of Item 3 Key information D. Risk Factors – Summary of Risk Factors – Risks Relating to Our Corporate Structure on page 13 and the cross references on page 3, 5, 65 and 80 –

“If the PRC government ~~finds the agreements that established the structure for our operations in China~~ [determines that the contractual arrangements constituting part of the VIE structure] do not comply with PRC regulations, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our ~~interests~~ [rights under the contractual agreements] in those operations[, which may cause the value of our ADSs to significantly decline securities to significantly decline or become worthless.]”

(ii) revise the risk factor of Item 3 Key information D. Risk Factors – Summary of Risk Factors – Risks Relating to Our Corporate Structure on page 34 –

“If the PRC government ~~finds the agreements that established the structure for our operations in China~~ [determines that the contractual arrangements constituting part of the VIE structure] do not comply with PRC regulations, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our ~~interests~~ [rights under the contractual agreements] in those operations, which may cause the value of our [securities to significantly decline or become worthless.]”

Risks Related to Doing Business in China, page 38

14.

Please expand your disclosure regarding recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers to acknowledge the risk that any such action could cause the value of your securities to significantly decline or be worthless.

Response: The Company will revise the referenced disclosure in response to the Staff’s comment by adding the underlined to the risk factor “the PRC government’s significant oversight and discretion over our business operations could result in a material change in our operations and the value of our ADSs. The PRC government’s authority in regulating our operations, our overseas offerings of securities and foreign investment in us could limit our ability or prevent us from conducting future offerings of securities to investors, which may cause the value of our ADSs to significantly decline”3 of Item 3 Key information D. Risk Factors – Risks Related to Doing Business in China on page 38 –

“We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over our business operations. The PRC government has released regulations and policies that have significantly impacted various industries in general and specific operators within such industries, and may in the future release new regulations or policies that could intervene in or influence our operations or the industry sectors in which we operate. [For example, On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On December 27, 2021, the NDRC and the MOFCOM, jointly issued the Negative List (2021), which became effective on January 1, 2022. Pursuant to the Negative List (2021), if a domestic company engaging in the prohibited business stipulated in the Negative List (2021) seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Although as advised by our PRC legal advisor, King & Wood Mallesons, we believe we are currently not required to obtain permission from any of the PRC central or local government and has not received any notice of denial of permission to list on the U.S. exchange, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges if the relevant laws, regulations or interpretations change in the future, and even when such permission is obtained, whether it will be denied or rescinded.]The PRC government may also require us to obtain new permits or approvals to continue our operations or further offer our securities to investors. If we fail to comply with these regulations, policies or requirements, it could result in a material change in our operations or the value of our ADSs [to significantly decline or become worthless]. Therefore, investors of our company and our business face uncertainty from potential actions taken by regulators that may affect our business.”

[3]	See Q.12(iii) for the proposed revision of this risk factor title.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Yu Wang at yu.wang@hk.kwm.com or by telephone at +852 6386 1503.

Very truly yours,

/s/ Qi Chen
Qi Chen
Chief Executive Officer

cc:	Yu Wang, Esq.

King & Wood Mallesons

Appendix - VIE Structure